Exhibit 11

Computations of Earnings Per Common Share

	Three Months Ended			Three Months Ended
	March 31, 2002			March 31, 2003

	Net		Per Share	Net		Per Share
	Loss	Shares	Amount	Loss	Shares	Amount

(in thousands, except per share data)
Basic EPS
Net loss available to common shareholders	$(5,061)	20,833	$(0.24)	$(2,162)	20,958	$(0.10)

Effect of Dilutive Securities
Stock option plans		—			—

Dilutive EPS
Net loss available to common shareholders and assumed conversions	$(5,061)	20,833	$(0.24)	$(2,162)	20,958	$(0.10)

NOTE: Options to purchase 3.7 million and 4.3 million shares of Class A Common Stock were outstanding during the three months ended March 31, 2002 and 2003, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

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